

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 27, 2018

Via E-mail
Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard, Suite 900
Uniondale, NY 11553

> **Re:** **Arbor Realty Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 001-32136**

Dear Mr. Elenio:

We have reviewed your April 24, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2018 letter.

Form 10-K filed on February 23, 2018

Notes to consolidate financial statements, page 75

Note 3 - Acquisition of our former manager's agency platform, page 88

1. We note your response to our prior comment. Please provide the following additional information in order to help us better understand the transactions and the related accounting. Please explain:

   a. the factors that influenced the structure of the transactions including if the option to terminate the management agreement (the "option contract") was embedded in the acquisition agreement or if it is a separate agreement, and when the option contract was established;

b. if the Former Manager's management services business was acquired simultaneously with the acquisition of the agency business or if only the management services employees were acquired under the option contract;

c. the key factors that resulted in your decision to exercise the option to terminate the management agreement;

d. if you considered the option contract to be part of the acquisition of the agency business or if it is a separate business acquisition, and what was the value of the option contract at July 14, 2016;

e. to the extent the exercise of the option contract is considered a separate acquisition transaction, explain to us whether other identifiable intangible assets or liabilities were acquired as part of the transaction (e.g. above/below market value of other management agreements);

f. what services are provided by the employees associated with the management services business as opposed the agency business.

You may contact Peter McPhun 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities